04034173

ORIGINAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 11-K

[x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal period from January 1, 2003 to November 28, 2003 or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ____________ to _______________.

Commission file number : 333-85299

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

   BorgWarner Medallion Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

   BorgWarner Inc.
   200 South Michigan Avenue
   Chicago, IL 60604

REQUIRED INFORMATION

ITEM 4.

Financial Statements as of November 28, 2003 and December 31, 2002 and for the period from January 1, 2003 to November 28, 2003 and Report of Independent Registered Public Accounting Firm

Pursuant to the requirements of the Securities Exchange Act of 1934, the committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BORGWARNER MEDALLION RETIREMENT SAVINGS PLAN

Date: June 25, 2004

By: Regis J. Trenda
Name: Regis J. Trenda
Title: Member Retirement Savings Plan Committee

By:______________________
Name: Robin J. Adams
Title: Member Retirement Savings Plan Committee

By: William C. Cline
Name: William C. Cline
Title: Member Retirement Savings Plan Committee

By:______________________
Name: Timothy M. Manganello
Title: Member Retirement Savings Plan Committee

Pursuant to the requirements of the Securities Exchange Act of 1934, the committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BORGWARNER MEDALLION RETIREMENT SAVINGS PLAN

Date: June 25, 2004

By:________________________
Name: Regis J. Trenda
Title: Member Retirement Savings Plan Committee

By: /s/ Robin J. Adams
Name: Robin J. Adams
Title: Member Retirement Savings Plan Committee

By:________________________
Name: William C. Cline
Title: Member Retirement Savings Plan Committee

By: /s/ Timothy M. Manganello
Name: Timothy M. Manganello
Title: Member Retirement Savings Plan Committee

Pursuant to the requirements of the Securities Exchange Act of 1934, the committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BORGWARNER MEDALLION RETIREMENT SAVINGS PLAN

Date: June 25, 2004

By:/s/ REGIS J. TRENDA
Name: Regis J. Trenda
Title: Member Retirement Savings Plan Committee

By: /s/ ROBIN J. ADAMS
Name: Robin J. Adams
Title: Member Retirement Savings Plan Committee

By: /s/ WILLIAM C. CLINE
Name: William C. Cline
Title: Member Retirement Savings Plan Committee

By: /s/ TIMOTHY M. MANGANELLO
Name: Timothy M. Manganello
Title: Member Retirement Savings Plan Committee

Deloitte.

BorgWarner Medallion Retirement Savings Plan

Financial Statements as of
November 28, 2003 and December 31, 2002 and
for the Period from January 1, 2003 to
November 28, 2003 and
Report of Independent Registered
Public Accounting Firm

BORGWARNER MEDALLION RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, IL 60601-6779
USA
Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BorgWarner Medallion
Retirement Savings Plan:

We have audited the accompanying financial statements of the BorgWarner Medallion Retirement Savings Plan (the "Plan") as of November 28, 2003 and December 31, 2002, and for the period from January 1, 2003 to November 28, 2003, as listed in the table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits as of November 28, 2003 and December 31, 2002, and the changes in net assets available for benefits for the period from January 1, 2003 to November 28, 2003 in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1, effective November 28, 2003, the Plan was merged into the BorgWarner Employees Retirement Savings Plan.

Deloitte & Touche LLP

June 23, 2004

BORGWARNER MEDALLION RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
NOVEMBER 28, 2003 AND DECEMBER 31, 2002
(In thousands)

	2003	2002
ASSETS:		
Investment in Master Trust (Notes 4 and 6)	$ -	$ 2,172
Contributions receivable		6
NET ASSETS AVAILABLE FOR BENEFITS	$ -	$ 2,178

See notes to financial statements.

BORGWARNER MEDALLION RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS PERIOD FROM JANUARY 1, 2003 TO NOVEMBER 28, 2003 (In thousands)

ADDITIONS TO NET ASSETS:	
Investment income from the Master Trust:	
Net unrealized/realized appreciation in fair value of investments (Note 4)	$ 190
Interest income	2
Dividend income	64
Total investment income	256
Contributions from participants	56
Contributions from the Company	47
Total additions	359
DEDUCTIONS FROM NET ASSETS:	
Participants' withdrawals	1,668
Merger of assets into BorgWarner ERSP (Note 1)	867
Miscellaneous expenses (Note 5)	2
Total deductions	2,537
NET DECREASE	(2,178)
NET ASSETS AVAILABLE FOR BENEFITS—Beginning of period	2,178
NET ASSETS AVAILABLE FOR BENEFITS—End of period	$ -

See notes to financial statements.

1. DESCRIPTION OF PLAN

The following description of the BorgWarner Medallion Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General—The Plan was established on September 1, 1999 and is a participating plan in the BorgWarner Inc. Retirement Savings Master Trust (the "Master Trust"). The Plan sponsor is BorgWarner Air/Fluid Systems Inc. (the "Company"), a wholly owned subsidiary of BorgWarner Inc. (the "Corporation").

The Plan was established as a defined contribution plan under Section 401(a) of the Internal Revenue Code, designed to provide eligible employees of the Company with systematic savings and tax-advantaged long-term savings for retirement. The Corporation has assigned the Retirement Savings Plan Committee (the "Committee") to oversee the Plan and the Master Trust. The Committee has appointed Putnam Investor Services, Inc. and Putnam Fiduciary Trust to perform the administrative, investment, and trustee services for the Plan and the Master Trust. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Plan Merger—Effective November 28, 2003, the Medallion Retirement Savings Plan was merged into the BorgWarner Employees Retirement Savings Plan (the "BorgWarner ERSP"). On this date, all assets were appropriately transferred from the Plan to BorgWarner ERSP and Plan participants became participants of the BorgWarner ERSP.

Eligibility—Employees of the Company's Instrumentation division are immediately eligible to start making employee contributions as of their date of hire. Beginning July 1, 2003, the Company will make contributions to the Company Retirement Account upon completion of 60 days of employment and a Company match contribution to the Employee Retirement Account and/or the Retirement Health Account as soon as the employee makes a contribution. Prior to July 1, 2003, Company contributions were made upon completion of six months of employment.

Participants' Accounts—Individual accounts are maintained for each Plan participant. The participants' accounts consist of the following:

Company Retirement Account—The Company made contributions to this account as a percentage of participants' compensation, based on years of vested service and age on behalf of each eligible participant. No employee contributions were made to this account.

Employee Retirement Account—Participants may voluntarily contribute from one to three percent of their compensation to this account. Beginning July 1, 2003, new employees were automatically enrolled at three percent upon completion of 60 days of service, unless they elect not to participate or elect a different percentage rate. The Company makes contributions equal to 100 percent of participants' contributions to this account. The Company match is automatically invested in the BorgWarner Inc. Stock Fund. Once invested, participants may transfer the Company match to any of the other investment choices.

Savings Account—Participants may voluntarily contribute from one to twenty-five percent of their compensation. No Company contributions were made to this account.

Retiree Health Account—Participants may voluntarily contribute from one to three percent of their compensation to this account. The Company made contributions equal to 100 percent of participants' contributions to this account, limited to $500 per year.

Investment Options—Participants elect to invest their Company Retirement Account, Employee Retirement Account, Savings Account, and Retiree Health Account in one or more of the following funds of the Master Trust maintained by Putnam Fiduciary Trust, other than the Pending Account and Loan Fund, which are not fund elections available to participants: Barclays Mid Cap Equity Index Fund, Barclays Russell 2000 Index Fund, Barclays US Debt Index Fund, Barclays Equity Index, which are all collective trust funds; One Group Mid Cap Value Fund, The George Putnam Fund of Boston, Putnam Voyager Fund, Putnam Small Cap Value Fund, Putnam OTC Emerging Growth Fund, Putnam International Growth Fund, Putnam Vista Fund, and Global Growth Fund, which are all mutual funds; Investment Contracts Fund, BorgWarner Inc. Stock Fund, Loan Fund, and Pending Account.

The BorgWarner Inc. Stock Fund invests solely in the common stock of BorgWarner Inc. All purchases of BorgWarner Inc. stock are made on the open market.

Vesting—Fund assets attributable to voluntary participant contributions are fully vested at all times. Fund assets attributable to Company contributions vest (a) 100 percent upon completion of three years of vested service, or (b) upon permanent disability, death or attaining age 65 provided, however, the participant is employed by the Company on that date.

Withdrawals—While a participant is actively employed, no withdrawals may be made from the Company Retirement Account, the Employee Retirement Account, or the Retiree Health Account. Withdrawals may be made from the Savings Account at the participant's option subject to certain limitations. Upon termination of employment, participants may elect an immediate or future distribution of their vested account balances as permitted by the Plan and by ERISA regulations.

Loans—Participants may borrow up to 50 percent of their Savings Account balance with a minimum of $500 and a maximum of $50,000, limited to a single loan outstanding at any time. Loan terms range from six months to five years, with interest charged at the rate established by the Trustee for similar loans on the origination date. No loans were outstanding as of November 28, 2003. No loans are permitted from the Company Retirement Account, the Employee Retirement Account, or the Retiree Health Account. Loans are secured by the remaining balance in the participant's Savings Account. Principal and interest is paid ratably through payroll deductions.

Priorities Upon Termination—Although the Company has not expressed any intent to discontinue the Plan, it has the right to do so at any time, subject to the provisions set forth in ERISA. In the event of termination, the interests of the affected participants shall become fully vested. The Plan assets then remaining shall be used to pay administrative expenses and benefits equal to the balance in the participants' accounts.

Payment of Benefits—Distribution of benefits is made upon retirement, death or other termination of employment. Participants may elect to receive distributions in the form of installments or a lump sum.

Forfeited Accounts—At November 28, 2003 and December 31, 2002, forfeited nonvested accounts totaled $0 and $1,000, respectively. These accounts will be used to reduce future employer contributions. During the period ended November 28, 2003, employer contributions were reduced by $11,000 from forfeited nonvested accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investments—The Investment Contracts Fund of the Master Trust is stated at cost plus interest earned to date (i.e., contract value) as reported by the Trustee. The contract value of the Investment Contracts Fund was $146,654,000 and $136,311,000 at November 28, 2003 and December 31, 2002, respectively, compared to the fair value of $152,949,000 and $146,118,000, respectively. The average yield for the Investment Contracts Fund was 5.7% for the period from January 1, 2003 to November 28, 2003. The crediting interest rate was 5.7% and 5.93% at November 28, 2003 and December 31, 2002, respectively. The Investment Contracts Fund is fully benefit-responsive. Investments in all other funds of the Master Trust are stated at market value as reported by the Trustee. The Loan Fund is valued at cost plus accrued interest, which approximates fair value.

Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds, collective trusts, and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Miscellaneous Expenses—Transfer taxes and brokerage expenses attributable to the Master Trust assets are charged to the applicable fund as a reduction of the return on that fund. Any other expenses incurred with respect to Master Trust income or property are charged to the accounts of the participants, where applicable, or are paid in such manner as the Company determines.

Payment of Benefits—Benefits are recorded when paid. There were no amounts allocated to accounts of persons who had elected to withdraw from the Plan but had yet been paid at November 28, 2003 and December 31, 2002.

Transfers—Along with the Plan, other entities of the Corporation sponsor defined contribution plans. When an employee transfers to any other BorgWarner entity covered by a different BorgWarner-sponsored plan during the year, that participant's account balance is transferred to the corresponding plan.

3. TAX STATUS

The Plan has obtained a determination letter, dated March 21, 2002, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Plan's management believes the Plan is designed and being operated in accordance with the applicable rules and regulations of the Internal Revenue Code; therefore, no provision for income taxes has been made in the Plan's financial statements.

4. INVESTMENTS

The Plan's investments which exceeded five percent of net assets available for benefits as of November 28, 2003 and December 31, 2002 are as follows:

	2003	2002
	(In thousands)	
Investment in Master Trust	$ -	$2,172

During the period from January 1, 2003 to November 28, 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $190,000 as follows:

	(In thousands)
Mutual funds	$ 73
Collective trust funds	49
BorgWarner Inc. Stock Fund	68
Total	$ 190

5. RELATED-PARTY TRANSACTIONS

The Master Trust invests in BorgWarner Inc. common stock and makes loans to participants, which are permitted party-in-interest transactions. Certain Master Trust investments are shares of mutual funds and other investments managed by Putnam Fiduciary Trust Company. Putnam Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Putnam for administrative services amounted to $1,000 for the period ended November 28, 2003, and are included in miscellaneous expenses. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

6. MASTER TRUST INFORMATION

Use of the Master Trust permits commingling of the trust assets of a number of defined contribution plans of the Corporation for investment and administrative purposes. Although assets are commingled in the Master Trust, Putnam Fiduciary Trust maintains supporting records for the purpose of allocating the net gain (loss) of the investment account to the various participating plans.

At December 31, 2002, the Master Trust consisted of the investments of ten defined contribution plans sponsored by entities of the Corporation. As of November 28, 2003, the number of plans has been reduced to five, as a result of plan mergers. The investment account of the Master Trust is valued at fair value at the end of each business day. The net gain (loss) in the account is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.

At November 28, 2003 and December 31, 2002, the Plan's interest in the net assets of the Master Trust was approximately 0 and 0.39 percent, respectively.

The following tables present the carrying value of investments of the Master Trust as of November 28, 2003 and December 31, 2002 and the components of investment income for the Master Trust for the period from January 1, 2003 to November 28, 2003:

	November 28, 2003	December 31, 2002
Carrying value of investments (in thousands):		
Mutual funds	$301,401	$251,199
Collective trust funds	128,661	100,612
BorgWarner Inc. Stock Fund	77,656	55,310
Investment Contracts Fund	146,654	136,311
Loan Fund	5,861	5,563
Cash and cash equivalents	490	838
Total	$660,723	$549,833

	Period from January 1, 2003 to November 28, 2003
Investment income (in thousands):	
Net realized/unrealized appreciation in fair value of investments:	
Mutual funds	$ 47,200
Collective trust funds	19,424
BorgWarner Inc. Stock Fund	30,343
Total net realized/unrealized appreciation	96,967
Interest income	345
Dividend income	10,913
Total	$108,225

* * * * * *

Deloitte.

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-85299 on Form S-8 of BorgWarner Inc. of our report dated June 23, 2004 (which report on the financial statements expresses an unqualified opinion and includes an explanatory paragraph relating to the Plan merger into the BorgWarner Employees Retirement Savings Plan), appearing in this annual report on Form 11-K of the BorgWarner Medallion Retirement Savings Plan for the period January 1, 2003 to November 28, 2003.

Deloitte & Touche LLP

June 25, 2004